Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,					Nine Months Ended September 30,
	2013	2012	2011	2010	2009	2014	2013
	(in thousands, except ratios)
Fixed Charges:
Interest expense	$114,476	$119,265	$102,069	$69,534	$41,823	$109,487	$83,309
Capitalized interest	—	—	—	—	—	—	—
Portion of rental expense which represents interest factor (1)	2,028	1,866	1,676	1,460	640	2,392	1,351

Total Fixed Charges	$116,504	$121,131	$103,745	$70,994	$42,463	$111,879	$84,660

Earnings available for fixed charges:
Pretax loss from continuing operations	(120,921)	(190,679)	(63,227)	(24,638)	(48,218)	(173,334)	(75,743)
Distributed equity income of affiliated companies	—	222	39	15	134	—	—
Add: Fixed charges	116,504	121,131	103,745	70,994	42,463	111,879	84,660

Total Earnings available for fixed charges	$(4,417)	$(69,326)	$40,557	$46,371	$(5,621)	$(61,455)	$8,917

Earnings for the period were insufficient to cover fixed charges by the following amounts:	$(120,921)	$(190,457)	$(63,188)	$(24,623)	$(48,084)	$(120,921)	$(75,743)

Ratio of earnings to fixed charges (2)	NM	NM	NM	NM	NM	NM	NM

(1)	Represents the portion of rental expense deemed to be attributable to interest
(2)	NM - Not meaningful